FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                           REPORT OF FOREIGN ISSUER


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934




                          For the month of October, 2005


                                 UNILEVER N.V.
                (Translation of registrant's name into English)

     WEENA 455, 3013 AL, P.O. BOX 760, 3000 DK, ROTTERDAM, THE NETHERLANDS
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Exhibit 99 attached hereto is incorporated herein by reference.

                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                          UNILEVER N.V.

                                                         /S/ A. BURGMANS
                                                         By  A. BURGMANS
                                                             CHAIRMAN


                                                        /S/ J.A.A. VAN DER BIJL
                                                        By  J.A.A. VAN DER BIJL
                                                            SECRETARY

Date: 10/05/2005

                          EXHIBIT INDEX
                          -------------

EXHIBIT NUMBER            EXHIBIT DESCRIPTION

99                        Notice to London Stock Exchange dated 05 October 2005
                          Transaction in Own Shares

Exhibit 99


Unilever NV and Unilever PLC

5 October 2005

Unilever NV and Unilever PLC - Transactions in Own Shares


Unilever NV announces that on 4 October 2005, it purchased 70,000 Unilever NV ordinary shares at prices between EUR60.40 and EUR60.80 per share. The purchased shares will be held as treasury shares.

Following the above purchase, Unilever NV together with subsidiary companies, holds 19,863,271 Unilever NV ordinary shares in treasury, and has 551,712,629 Unilever NV ordinary shares in issue (excluding treasury shares).

Unilever PLC announces that on 4 October 2005, it purchased 180,170 Unilever PLC ordinary shares at prices between 601.50 pence and 598.50 pence per share. The purchased shares will be held as treasury shares.

Following the above purchase, Unilever PLC holds 531,744 Unilever PLC ordinary shares in treasury, and has 2,910,926,836 Unilever PLC ordinary shares in issue (excluding treasury shares).

Contact:

Unilever NV: Tanno Massar, Press Office, Rotterdam (Tel. +31 10 2174844)

Unilever PLC: Alison Dillon, Corporate Secretaries, London (Tel. +44 207 822
5746)